MENTOR VARIABLE
                              INVESTMENT PORTFOLIOS
                              901 East Byrd Street
                            Richmond, Virginia 23211



                                 April 13, 1999



VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Post-effective Amendment No. 1 for Mentor Variable Investment Portfolios (File Nos. 333-23939, 811-08153)

Ladies and Gentlemen:

         Mentor Variable Investment Portfolios (the "Trust") hereby applies, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw the above-captioned Post-effective Amendment to its Registration Statement on Form N-1A filed with the Commission on January 29, 1999.

         As discussed by the Trust's counsel with Mr. Ronald A. Hollensky of the Commission staff, the Trust believes that the withdrawal is in the best interest of the Trust and in the public interest, in light of the pending effectiveness of its Post-effective Amendment No. 2, which contains disclosures regarding the VIP High Income Portfolio. The Trust hereby confirms its understanding based on discussions of its counsel with Mr. Hollensky that its Post-effective Amendment No. 2 will become effective on May 3, 1999, with respect to all of the Trust's Portfolios named therein including the VIP High Income Portfolio.


                                    Very truly yours,

                                    /s/ Paul F. Costello
                                    Paul F. Costello
                                    President